EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with Yamana Gold Inc.'s (the "Company" or "Yamana") condensed consolidated interim financial statements for the three and nine months ended September 30, 2019, and the most recently issued annual Consolidated Financial Statements for the year ended December 31, 2018, ("Consolidated Financial Statements"). (All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•Cash Costs per gold equivalent ounce ("GEO") sold;
•All-in Sustaining Costs per GEO sold;
•Net Debt;
•Net Free Cash Flow;
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

Reconciliations associated with the above performance measures can be found in Section 10: Non-GAAP Performance Measures.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

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1.   HIGHLIGHTS AND RELEVANT UPDATES

For the three months ended September 30, 2019, unless otherwise noted

QUARTERLY OVERVIEW

•Production of 238,623 gold equivalent ounces ("GEO") from Total Yamana(i) was in line with plan, at costs in line with expectations. GEO production comprised gold production of 209,923 ounces and silver production of 2,484,155 ounces.

•Net earnings attributable to the Company's equity holders of $201.3 million or $0.21 per share basic and diluted, compared to a net loss of $81.3 million or $0.09 per share basic and diluted for the three months ended September 30, 2018.

•Earnings were positively impacted by $151.8 million of items that management believes may not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates, the most notable of which was the gain on the sale of the Chapada mine of $273.1 million. For a complete list of adjustments, refer to Section 3: Review of Financial Results.

•Strong quarterly cash flows from operating activities during the quarter of $157.4 million, cash flows from operating activities before net change in working capital of $152.4 million, and net free cash flow(iii) of $99.9 million.

•Cash Flows exceeded the average of the three preceding quarters, as follows:
◦cash flows from operating activities exceeded the average by 72%,
◦cash flows from operating activities before net change in working capital exceeded the average by 22%, and
◦net free cash flow(iii) exceeded the average by 36%.

Furthermore, Chapada contributed five days of results in the third quarter prior to the closing of its disposition, compared to the full inclusion in the previous three quarters.

•Total debt and Net debt(ii) decreased by $800.6 million and $810.3 million in the quarter, respectively. As at September 30, 2019, Net debt(ii) was $948.9 million.

•Significantly increased mineral reserves and mineral reserve grade at Jacobina and reported strong growth in total contained and future potential ounces.

•Discovery of East Gouldie, a new mineralized zone at the Canadian Malartic mine.

(i)Total Yamana production for the third quarter of 2019 includes production from all Yamana Mines, and production from Chapada prior to divestment on July 5, 2019.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and other financing expenses paid related to the current period.

OPERATING

•GEO production from Yamana Mines(i) was 236,852, compared to 252,384 in the third quarter of 2018. The difference was driven primarily by higher third quarter 2018 production from Cerro Moro, as the mine processed high gold grade and silver grade stockpile ore during its ramp up phase. GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 86.79 and 86.18 for the three and nine months ended September 30, 2019 respectively, and 78.00 and 78.62 for the three and nine months ended September 30, 2018, respectively.

•Unitary costs were in line with expectations of plan and guidance, with AISC for the nine months ended September 30, 2019 at $967 per GEO. In relation to the first half of 2019, third quarter cash costs have remained relatively stable, with AISC having been impacted by the timing of sustaining spending in the second half of the year. Additionally, the Company chose to spend an additional $10.0 million of exploration capital above budget which, while increasing AISC, would also further advance robust drilling results being obtained across the Company's operations.

The Company made the decision to concentrate sustaining capital spending in the second half of the year supports the highest quarterly rates of mining and production during the fourth quarter and improved access and flexibility in mining operations during 2020. This strategy has been particularly effective at Jacobina, resulting in higher production rates experienced in recent years and quarters, and also at El Peñón, where increasing production levels have been alongside increased development rates at the mine. The decision to spend more in the third quarter does not change the total revised guided sustaining capital of $167.0 million. In the first half of the year, $81.7 million was expended ($57.7 million not including amounts related to Chapada). During the third quarter, $38.6 million was expended and the remaining amount of approximately $46.7 million is expected to be spent during the fourth quarter.

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With the rise in gold prices in the quarter, the Company was able to spend more on exploration and sustaining capital without impacting on margins, which improved.

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
GEO
Production - Yamana Mines (i)	236,852	252,384	715,856	650,818
Production - Total Yamana (ii)	238,623	301,518	768,166	800,974
Sales - Yamana Mines (i)	237,772	233,451	732,102	615,234
Sales - Total Yamana (ii)	237,437	283,942	781,840	767,856
Per GEO sold data (iii)
Total cost of sales - Yamana Mines (i)(iv)	$1,148	$1,115	$1,151	$1,125
Total cost of sales - Total Yamana (i)(iv)	$1,152	$1,048	$1,106	$1,066
Cash Costs - Yamana Mines (i)(iii)	$674	$694	$687	$708
Cash Costs - Total Yamana (i)(iii)	$678	$698	$671	$707
AISC - Yamana Mines (i)(iii)	$1,034	$1,009	$995	$1,023
AISC - Total Yamana (i)(iii)	$1,039	$988	$967	$991

•Gold and silver production for the quarter was as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
Gold
Production - Yamana Mines (ounces) (i)	208,152	219,708	626,434	590,264
Production - Total Yamana (ounces) (ii)	209,923	268,842	678,745	740,420
Sales - Yamana Mines (ounces) (i)	209,542	209,725	638,537	567,420
Sales - Total Yamana (ounces) (ii)	209,207	260,217	688,275	720,042
Per ounce data
Revenue	$1,481	$1,208	$1,361	$1,277
Average Realized Price (iii)(v)	$1,473	$1,213	$1,356	$1,282
Average market price (vi)	$1,474	$1,213	$1,363	$1,283

Silver
Production (ounces) (i)	2,484,155	2,549,011	7,672,289	4,758,351
Sales (ounces) (i)	2,437,575	1,899,642	8,073,879	3,935,785
Per ounce data
Revenue	$17.73	$15.16	$15.98	$15.98
Average Realized Price (iii)(v)	$17.10	$15.16	$15.81	$15.98
Average market price (vi)	$17.02	$15.00	$15.83	$16.10

•Gold and silver production from Yamana Mines(i) for the comparative quarter do not provide a meaningful comparison to the current quarter, as production from Cerro Moro was above normal levels due to the reliance on a high grade stockpile which had been accumulated during the ramp up phase in 2018. For the current quarter, production from Jacobina has begun to rely on the efforts relating to the first-phase expansion.

•Quarterly GEO production from Yamana mines(i) is expected to be the strongest during the fourth quarter, driven by customary seasonal factors. Strong performance is expected in particular from El Peñón and Minera Florida, primarily from grade improvements compared to prior quarters, and from Cerro Moro as the operation transitions to new underground mines. Operating costs are anticipated to be favourably impacted by these factors during the fourth quarter.

•Copper production was 1.7 million pounds and 61.1 million pounds for the three and nine months ended September 30, 2019 respectively, and 28.6 million pounds and 90.1 million pounds for the three and nine months ended September 30, 2018, respectively. Current period production reflects Yamana's attributable production until the divestiture of Chapada on July 5, 2019.

(i)Yamana Mines includes those mines in the Company's portfolio as of September 30, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
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(ii)Total Yamana production and sales includes production and sales of Yamana Mines; and Chapada, and Gualcamayo, which were disposed of in July 2019 and December 2018, respectively. Total Consolidated Sales excludes Brio Gold sales ounces of 70,752 for the nine months ended September 2018, that were 100% consolidated in the Company's financial results prior to disposal in May 2018.
(iii)A cautionary note regarding non-GAAP performance measures, their respective reconciliations and changes effective January 1, 2019 are included in Section 10: Non-GAAP Performance Measures of the Company's MD&A for the three months ended March 31, 2019. Comparatives have been restated to reflect the changes adopted in the current period.
(iv)Cost of sales consists of the sum of 'cost of sales excluding Depletion, Depreciation and Amortization' ("DDA") plus DDA.
(v)Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.
(vi)Source of information: Bloomberg.

STRATEGIC DEVELOPMENTS

Sale of Chapada, Brazil and Related Consideration Updates

•On July 5, 2019, the Company completed the sale of the Chapada mine. The Company received the initial upfront cash consideration of $800.0 million on closing, and additional consideration includes a cash payment contingent on the development of a pyrite roaster at Chapada, a 2% net smelter return (“NSR”) royalty on the Suruca gold project in the Chapada complex, and the right to receive additional cash consideration (“the Gold Price Instrument”) based on the price of gold over the five-year period from the date of closing.

The Gold Price Instrument was structured as a separate monetizable asset, and the right could provide the Company annual payments based on the price of gold over the 5-year period from the Chapada sale close. The maximum payment of up to $125.0 million would require the assumption of a sustainable gold price in excess of $1,450 per ounce over the entirety of 5-year the period. Consequently, due to the risk of price movement, which generates mark-to-market obligations on the value of the instrument, and net present value calculations, the monetizable present value of the instrument would be significantly less than the maximum payment. The Company took several approaches in the determination of value of the instrument, and considered the following:
•consensus views of long-term gold price,
•forward curves,
•the probability weighting of gold prices being within the prescribed ranges based on observed volatility, and
•discounting the value of the instrument for time-value at rates commensurate to the risk of the instrument, as it was solely based on gold price, which cannot be predicted.
The Company consequently came to the conclusion, corroborated by third party bidding, that the value of the instrument would be incorrectly stated as merely the present value of the maximum payment. Upon the signing of the sale and purchase agreement in April 2019, the value was approximately $35.0 million. On July 5th, the date of recognition of the instrument, the fair value was $54.0 million.

During the third quarter, the Company structured a sale and assigned its rights and obligations on the Gold Price Instrument through a competitive bidding process to a financial institution, obtaining cash proceeds of $65.5 million on the sale of the instrument. In monetizing the Gold Price Instrument, the Company balanced the risk and uncertain opportunity of the full payments under the Gold Price Instrument against the certainty of the immediate proceeds from its sale and came to the conclusion that it was prudent to sell as the monetization for $65.5 million represented an immediate recognition of nearly three years of the maximum payment under the instrument, a value that due to gold price volatility may never have been received. Also considered were:
•the monetization represented a significant value increase from the initial value assigned to it
•the assignment represents a full outright sale with no recourse to Yamana, and as such future financial results volatility is eliminated as there no longer a mark-to-market requirement on this financial instrument.

With regards to the Suruca NSR, as studies and evaluation of the project continue, the value of the royalty particularly for sulphides is expected to increase significantly. The Company is considering a possible monetization of the royalty, which could have significantly higher value than recorded at the time Chapada was divested, based on then observable inputs. A potential monetization would allow the significant gain on realization on the sale of Chapada to have further upside potential and would add to the already monetized $865.5 million in cash obtained on sale.

Jacobina, Brazil

•During the quarter, the Company announced increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, versus year-end 2018. This movement is in addition to overall mineral reserve grade growth in 2018, which when combined with the mid-year update, represents a 5.3% increase from year-end 2017.

This increase in mineral reserves and mineral reserve grade supports annual gold production above 170,000 ounces, which was previously guided as the target after the completion in mid-2020 of Phase 1, a modest plant optimization with a sustainable level of 6,500 tonnes per day ("tpd").

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The increase also further supports the potential for Phase 2, where production is expected to increase above 225,000 ounces per year, with a likely scenario for plant throughput in the range of 7,500 tpd to 8,500 tpd, while maintaining gold recoveries of between 96%-97%.

A pre-feasibility study (“PFS”) to identify optimum mining and processing expansion scenarios, evaluate project economics, and determine a project development schedule including the timing for permit applications is expected to be completed in the first quarter of 2020. Investment for Phase 2 is expected to occur mostly in 2021 and 2022 with the objective of being at the higher throughput level at the beginning of 2023. No expansionary capital will be committed to the plant expansion until the PFS is completed. The Company’s hurdle requirement for expenditure on the Phase 2 expansion is an after-tax IRR exceeding 15%. The decision to proceed with the investment will be driven by the expansion of the plant throughput, thus bringing forward cash flows, but also an extension of mine life from continued exploration success and improvements to Jacobina’s average mineral reserve grade, which would support the investment decision.

Furthermore, during the quarter, the Company announced positive exploration results. The Canavieiras and Morro do Vento sectors continue to provide high grade, wide intervals of mineralization indicating excellent potential for mineral reserve and mineral resource growth, at grades better than current life of mine grades. The João Belo area demonstrated excellent potential for long-term mineral resource growth immediately adjacent to the existing João Belo mine, historically the most important producer at Jacobina.

Refer to the Company's September 5, 2019 Press Release "Yamana Gold Increases Reserve Grade, Significantly Increases Reserves and Announces Further Positive Exploration Results at Jacobina Mine" for further details.

•In the prior quarter, the Company increased guidance for Jacobina to 152,000 ounces from 145,000 ounces, representing an approximate 5% increase. The Company is well positioned to meet or modestly exceed this revised target.

Agua Rica, Argentina

•The Company continues to advance its alternatives for the development of the Agua Rica project and pursuant to the previously announced integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina. Yamana Gold, Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”) established a Technical Committee to direct the advancement of the Integrated Project. The Technical Committee oversaw the Pre-Feasibility Study ("PFS"), which was completed in mid-2019.

The integration significantly de-risks the development of Agua Rica due to the ability to rely on the current Alumbrera plant and infrastructure, which was previously identified as a principal risk of development of the project. Furthermore, the risk of obtaining permitting for tailings is also curtailed due to the ability to integrate, as is the environmental footprint of the project.

During, the quarter, on July 19, 2019, the Company announced positive PFS results, and underscored Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade inferred mineral resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders, local communities and stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production, cash costs decreased to $1.29 per pound, all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production, net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii). Furthermore, proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces.

During the second half of 2019, the Parties are advancing studies to optimize the Project in preparation for a planned feasibility study in 2020.

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

Expansion opportunities at Canadian Malartic, Canada

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•Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including the new mineralized zone discovery of East Gouldie, as well as Odyssey, East Malartic, Sladen, Sheehan and Rand. These opportunities have the potential to provide new, mostly underground sources of ore for the Canadian Malartic mill, replacing a portion of the lower grade open pit ores, and thereby increasing production and extending mine life. These are mostly underground zones, the ore from which would initially displace a portion of the lower grade open pit ores thereby increasing production and extending mine life. Access for additional, underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018.

Drilling at East Gouldie has yielded a number of positive intercepts and results indicate that the East Gouldie, East Malartic and Sladen zones are converging at depth, increasing the level of confidence in the economic potential of overall mineral resources below 1,000 meters and, as such, contributed to the new disclose of updated mineral resource figures for East Malartic at year-end 2018. Deeper portions of both zones being investigated with ongoing deep drilling.

The recent drill results are expected to have a positive impact on the total mineral reserves and mineral resources at the Canadian Malartic property at year-end. Further definition and exploration drilling will also test the high potential area between the Odyssey and East Gouldie zones located under and east of the current open-pit operations.

Further details are available in the Company's September 9, 2019 Press Release "Yamana Gold Provides Exploration Update on the Canadian Malartic Mine; Announces Discovery of East Gouldie Zone".

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•The Company's Total Recordable Injury Frequency Rate was 0.58(i) after the third quarter of 2019.
•As of the third quarter of 2019, all relevant Yamana operations(ii) have begun an environmental participatory monitoring program with neighboring local communities. These programs allow participants to partake in environmental monitoring activities with site representatives, which significantly improves transparency on environmental management issues and ultimately strengthens the Company's social license with communities.
•El Peñón Safety Award: In August, El Peñón received an award from CORESEMIN (Antofagasta Regional Mining Health and Safety Committee) for “Outstanding Joint Committee on Hygiene and Safety” at a Regional Mining Ceremony.

(i)Calculated on 200,000 hours worked and includes employees and contractors.
(ii)Does not include El Peñón, which has no specific communities of interest.

FINANCIAL

For the three months ended September 30, 2019

•Net earnings attributable to the Company's equity holders for the three months ended September 30, 2019 were $201.3 million or $0.21 per share basic and diluted, compared to a net loss of $81.3 million or $0.09 per share basic and diluted for the three months ended September 30, 2018. This significant increase in net earnings was primarily due to a $273.1 million gain recorded on the sale of the Company's Chapada mine.

•Earnings for the three months ended September 30, 2019 were positively impacted by $151.8 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the third quarter of 2019 include:

•A $273.1 million gain related to the sale of the Company's Chapada mine;
•An $11.5 million gain related to the sale of the Gold Price Instrument;
•A loss of $13.0 million, representing the Company's share of a provision recognized by Leagold against its deferred income tax assets;
•A one-time expense of $35.0 million, representing the financing costs associated with the early redemption of certain of the Company's senior notes, in connection with the sale of Chapada; and
•$36.7 million of non-cash tax on unrealized foreign exchange losses.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and prior quarters, refer to Section 3: Review of Financial Results.

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•As expected, revenue in the three months ended September 30, 2019 was not meaningfully comparable with the same quarter in 2018 due to the sale of assets. Sales volumes were lower due to the absence of contributions from the Company's Gualcamayo mine (divested December 2018) and minimal contributions from Chapada (divested July 5, 2019). However, the decrease arising from lower sales volumes was partially offset by higher average realized prices for gold and silver in the current quarter, with the overall decrease in revenue being primarily attributable to copper.

•Mine operating earnings increased by $7.9 million or 11% in the three months ended September 30, 2019 compared to the same quarter in 2018.

For the nine months ended September 30, 2019

•Net earnings attributable to the Company's equity holders for the nine months ended September 30, 2019 were $211.1 million or $0.22 per share basic and diluted, compared to a net loss of $223.0 million or $0.24 per share basic and diluted for the nine months ended September 30, 2018. This significant increase in net earnings was primarily due to a $273.1 million gain recorded on the sale of the Company's Chapada mine.

•Earnings for the nine months ended September 30, 2019 were positively impacted by $118.2 million of items that management believes may not be reflective of current and ongoing operations and which may be used to adjust or reconcile input models in consensus estimates. Significant adjusting items in the nine months ended 2019 include:
•A $273.1 million gain related to the sale of the Company's Chapada mine;
•An $11.5 million gain related to the sale of the Gold Price Instrument;
•A loss of $13.0 million, representing the Company's share of a provision recognized by our associate against its deferred income tax assets;
•A one-time expense of $35.0 million, representing the financing costs associated with the early redemption of certain of the Company's senior notes, in connection with the sale of Chapada; and
•$21.8 million of non-cash tax on unrealized foreign exchange losses.

For a full listing of reconciling items between net earnings and adjusted net earnings for the current and prior quarters, refer to Section 3: Review of Financial Information.

•Revenue in the nine months ended September 30, 2019 was, as aforementioned, not meaningfully comparable with the same period in 2018. This is primarily attributable to the absence of contributions from Gualcamayo and Brio Gold (divested in May and December 2018, respectively), and lower contributions from Chapada (divested on July 5, 2019). The decrease arising from lower sales volumes from the divested mines was partially offset by higher realized prices for gold and silver, with the overall decrease in revenue being primarily attributable to copper.

•Mine operating earnings were higher than the same period in 2018, and comparable when removing the impact of the one-off impairment in the prior period related to Brio Gold.

(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars; unless otherwise noted)	2019	2018	2019	2018
Revenue	$357.8	$424.7	$1,228.4	$1,315.1
Cost of sales excluding DDA	(163.4)	(241.4)	(613.4)	(743.8)
Gross margin excluding DDA	$194.4	$183.3	$615.0	$571.3
Depletion, depreciation and amortization ("DDA")	(112.6)	(109.4)	(352.7)	(307.4)
Impairment of mining properties	—	—	—	(103.0)
Mine operating earnings	$81.8	$73.9	$262.3	$160.9
General and administrative	(21.8)	(20.7)	(60.1)	(70.8)
Exploration and evaluation	(1.8)	(2.5)	(7.0)	(9.4)
Share of (loss) earnings of associate	(16.8)	0.5	(16.1)	1.0
Other operating income (expenses), net	241.9	(14.9)	228.0	20.4
Impairment of non-operating mining properties	—	(89.0)	—	(167.0)
Operating earnings (loss)	$283.3	$(52.7)	$407.1	$(64.9)
Finance costs	(58.5)	(29.5)	(122.6)	(105.4)
Other (costs) income, net	(6.1)	(10.3)	(16.0)	2.3
Net earnings (loss) before income taxes	$218.7	$(92.5)	$268.5	$(168.0)
Income tax (expense) recovery, net	$(17.4)	$11.2	$(57.4)	$(68.1)
Net earnings (loss)	$201.3	$(81.3)	$211.1	$(236.1)

Attributable to:
Yamana Gold Inc. equity holders	$201.3	$(81.3)	$211.1	$(223.0)
Non-controlling interests	$—	$—	$—	$(13.1)
	$201.3	$(81.3)	$211.1	$(236.1)
Per share data
Earnings (loss) per share - basic and diluted (i)	$0.21	$(0.09)	$0.22	$(0.24)
Dividends declared per share	$0.010	$0.005	$0.020	$0.015
Dividends paid per share	$0.005	$0.005	$0.015	$0.015
Weighted average number of common shares outstanding (thousands)
Basic	950,413	949,114	950,210	948,927
Diluted	951,944	949,114	951,564	948,927

Cash flows (ii)
Cash flows from operating activities (iii)	$157.4	$64.5	$317.5	$289.5
Cash flows from operating activities before net change in working capital (iv)	$152.4	$86.6	$411.5	$450.5
Cash flows from (used in) investing activities	$731.9	$(117.7)	$528.3	$(238.2)
Cash flows (used in) from financing activities	$(884.5)	$60.8	$(845.8)	$(85.0)
(i)Attributable to Yamana Gold Inc. equity holders.
(ii)For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity.
(iii)Cash flows from operating activities for the three and nine months ended September 30, 2019, include the impact of $6.4 million and $75.2 million, respectively in non-cash deferred revenue recognized in respect of metal sales agreements and other, including $53.2 million associated with the copper advanced sales program in the nine months ended September 30, 2019.
(iv)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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•Net free cash flow for the three and nine months ended September 30 was as follows:

(In millions of US Dollars)	For the three months ended September 30,		For the nine months ended September 30,
Net Free Cash Flow (i)(ii)	2019	2018	2019	2018
Cash flows from operating activities before income taxes paid and net change in working capital	$161.9	$104.5	$463.5	$553.1
Income taxes paid	(9.5)	(17.9)	(52.0)	(102.6)
Cash flows from operating activities before net change in working capital (ii)	$152.4	$86.6	$411.5	$450.5
Net change in working capital	5.0	(22.1)	(94.0)	(161.0)
Cash flows from operating activities	$157.4	$64.5	$317.5	$289.5
Adjustments to operating cash flows:
Unearned revenue recognized on copper prepay, streaming arrangements and other net of advance payments received (iii)	6.4	46.5	75.2	(65.7)
Other payments (iv)	8.3	6.8	8.3	74.7
Non-discretionary items related to the current period
Sustaining capital expenditures	(38.6)	(52.8)	(120.5)	(135.3)
Interest and other finance expenses paid	(33.6)	(15.9)	(65.2)	(52.5)
Net free cash flow	$99.9	$49.1	$215.3	$110.7
(i)For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
(iii)Adjustment represents non-cash deferred revenue recognized in respect of metal sales agreements, the cash payments for which, were received in previous periods and which were similarly reduced for comparability. Of the total deferred revenue recognized, $53.2 million was attributable to the copper advanced sales program during the first two quarters of 2019. $6.4 million and $16.1 million was attributable to pre-existing copper and silver streaming arrangements, for the three and nine month periods ended September 30, 2019, respectively.
(iv)Included in other payments for the nine months ended September 30, 2019 is a one-time payment made to the Brazilian tax authorities for $67.9 million,

•Net Free Cash Flow(i) was $99.9 million in the third quarter, compared to $49.1 million in the third quarter of 2018. The change is driven largely by higher gross margins due to favorable metal price increases with stable costs across Yamana Mines and a positive net change in working capital.

•Net Free Cash Flow(i) was $99.9 million in the third quarter, compared to $122.9 million in the second quarter of 2019. The variance is driven largely by the positive impact of the sale of Cerro Moro concentrate and inventory normalization in the second quarter of $23.6 million, an event with no current quarter comparative. Further, the $16.0 million interest payment relating to the second quarter was paid in the third quarter due to the last day of the quarter not falling on a business day. Once normalized for these two items, Net Free Cash Flow(i) for the third quarter increased by approximately $12.0 million compared to the second quarter. Furthermore, and not considered in this comparative, Chapada contributed five days of results in the third quarter prior to the closing of its disposition, compared to the full inclusion in the second quarter.

Balance Sheet and Liquidity

•As at September 30, 2019, the Company had cash and cash equivalents of $99.9 million and available credit of $750.0 million, for total available liquidity of $849.9 million.

As at, (In millions of US Dollars)	September 30, 2019	December 31, 2018
Total assets	$7,091.5	$8,012.9
Total long-term liabilities	$2,493.9	$3,492.5
Total equity	$4,210.2	$4,024.0
Working capital (i)	$(21.7)	$(67.2)
Cash and cash equivalents	$99.9	$98.5
Debt (current and long-term) (ii)	$1,048.8	$1,758.7
Net debt (iii)	$948.9	$1,660.2
(i)Working capital is defined as the excess of current assets over current liabilities, excluding current portion of debt.
(ii)On July 5, 2019, the Company completed the sale of its Chapada mine and received the initial upfront cash consideration of $800.0 million upon closing. Concurrently with the closing, the Company used $385.0 million of the consideration to repay outstanding indebtedness under the revolving credit facility; and the remaining $415.0 million was used by the Company to prepay portions of certain series of the Company's senior notes.
(iii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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Capital Expenditures

For the three months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$14.4	$10.9	$10.1	$8.7	$0.1	$0.9	$24.6	$20.5
Jacobina	6.7	8.2	8.7	3.3	1.5	1.3	$16.9	$12.8
Cerro Moro	5.9	5.6	0.1	—	5.1	3.5	$11.1	$9.1
El Peñón	8.5	7.3	0.3	—	5.7	5.5	$14.5	$12.8
Minera Florida	3.1	3.6	3.4	15.6	2.1	3.3	$8.6	$22.5
Other (i)	—	17.2	3.7	2.5	3.3	5.4	$7.0	$25.1
	$38.6	$52.8	$26.3	$30.1	$17.8	$19.9	$82.7	$102.8
(i)Included in Other for the comparative period are capital expenditures relating to Gualcamayo and Chapada, the latter of which was disclosed separately in the comparative period. Comparatives have been adjusted to conform to the change in presentation adopted in the current period.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable. Totals do not include the costs to add to the long-term ore stockpile at Canadian Malartic of $7.3 million for the three months ended September 30, 2019 and at Canadian Malartic and Chapada of $5.6 million and $3.6 million, respectively, for the three months ended September 30, 2018.

For the nine months ended September 30,	2019	2018	2019	2018	2019	2018	2019	2018
(In millions of US Dollars)	Sustaining and other		Expansionary		Exploration		Total (ii)
Canadian Malartic	$31.7	$35.0	$26.7	$22.5	$0.7	$3.6	$59.1	$61.1
Jacobina	16.4	15.9	23.8	11.2	3.6	4.2	$43.8	$31.3
Cerro Moro	11.7	5.6	1.1	58.6	12.3	8.3	$25.1	$72.5
El Peñón	23.2	24.4	0.5	—	15.3	13.2	$39.0	$37.6
Minera Florida	9.5	10.1	8.8	21.7	7.1	10.1	$25.4	$41.9
Other (i)	28.0	44.3	18.4	33.5	7.3	17.5	$53.7	$95.3
	$120.5	$135.3	$79.3	$147.5	$46.3	$56.9	$246.1	$339.7
(i)Included in Other are capital expenditures relating to Gualcamayo and Brio Gold (comparative period only) and Chapada, the latter of which was disclosed separately in the comparative period. Comparatives have been adjusted to conform to the change in presentation adopted in the current period. The comparative period also included capitalized interest of $8.3 million.
(ii)Net of movement in accounts payable and advances to suppliers, as applicable. Totals do not include the costs to add to the long-term ore stockpile at Canadian Malartic and Chapada of $25.3 million and $94.7 million, respectively, for the nine months ended September 30, 2019 and $18.0 million and$27.6 million, respectively, for the nine months ended September 30, 2018.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Cerro Moro mine in Argentina, the Canadian Malartic mine (50% interest) in Canada, the El Peñón and Minera Florida mines in Chile and the Jacobina mine in Brazil. The Company’s portfolio also includes a 20.4% interest in Leagold Mining Corporation ("Leagold") with mining properties in Brazil and Mexico, as well as a 100% interest in Agua Rica, a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina. Pursuant to a signed integration agreement, the Company has agreed to an ownership interest of 56.25% of the combined Agua Rica and Alumbrera as an Integrated Project, pursuant to which Agua Rica would be developed and operated using existing infrastructure and facilities of Minera Alumbrera. Lastly, the Chapada mine in Brazil was sold during the third quarter, on July 5, 2019.

Over the years, the Company has grown through strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:

•Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and the Company’s key performance objectives in Health, Safety, Environment and Corporate Responsibility;

•Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
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◦Within the producing portfolio, attention remains focused on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
◦For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
◦Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;
◦Minera Florida, El Peñón and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling, and continuous improvement of production at Jacobina;
◦Exploration at Canadian Malartic to further identify and discover underground ore bodies.

•Continue optimizing the portfolio through advancing several value realization and monetization initiatives over the guidance period through the ongoing strategic and technical reviews of its asset portfolio; and

•The Company will continue to focus on the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near its operations.

Additionally, the Company is committed to increasing value by improving cash flows and returns on invested capital and increasing net asset value. In that context, the Company’s development opportunities will be geared towards such increases and improvements within the framework of the Company's balance sheet objectives. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the Company’s balance sheet objectives.

One of the historical core objectives of the Company has been to reach a Net Debt leverage ratio of 1.5x with a longer term objective of 1.0x. During the third quarter, the Company successfully lowered its Net Debt leverage ratio to below 1.5x with the payment of:
•$415.0 in senior notes issued in March 2012 and June 2013 on a pro rata basis and indebtedness under the Company’s senior notes issued in June 2014 and December 2017; and
•$385.0 of indebtedness under the revolving credit facility.
This was achieved from proceeds of the sale of Chapada which was completed on July 5, 2019. The sale of Chapada improved the financial flexibility of the Company, the repayment of debt in the third quarter with the cash proceeds resulted in a meaningful reduction in interest expense that will enhance Net Free Cash Flow generation and the significant expansionary capital that was required for Chapada will be avoided. Additionally, the Company monetized the Gold Price Instrument for $65.5 million as aforementioned. The Company will continue to maintain a strong and flexible balance sheet to execute on its business plan and increase shareholder value.

The Company is now well down the path, and ahead of schedule, on attaining the 1.0x or better target and will continue to look into the monetization of various other assets such as certain investments and its royalty portfolio, which would accelerate the process.

2019 Production and Cost Guidance

The Company reiterates GEO guidance for 2019 at 1,010,000 ounces and annual guidance for cash costs and all-in sustaining costs within the previously guided ranges of $640 to $680 per GEO and $920 to $960 per GEO, respectively.

The Company anticipates unit costs to be within the previously guided ranges notwithstanding several factors which impact costs. First, while Chapada production will be included in consolidated production for approximately six months in 2019 due to its sale, the removal of Chapada production in the second half of the year has the impact of increasing consolidated AISC for the year by approximately $30 per GEO. Separately, a higher actual year-to-date forecast GEO ratio, resulting from out-performance of gold price as compared to silver price, compared to the ratio used for guidance, which was provided before the more recent out-performance of gold price, has had the effect of increasing unit costs, all things equal, by approximately $10 per GEO. However, the Company anticipates compensating for these increases in costs per GEO as a result of optimizations and stronger production in the continuing Yamana Mines, which exclude Chapada, in the second half of the year. The Company also notes that while the absence of Chapada production in the second half of the year will have the aforementioned impact on costs, there will be a positive impact to free cash flows as the stockpiling costs at Chapada, which are not included in unit costs, will no longer be incurred.

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3. REVIEW OF FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019

Net earnings
Net earnings attributable to the Company's equity holders for the three months ended September 30, 2019, were $201.3 million or $0.21 per share basic and diluted, compared to a net loss of $81.3 million or $0.09 per share basic and diluted for the three months ended September 30, 2018.

Net earnings and earnings per share for the three months ended September 30, 2019 and 2018 were affected by the following non-cash and other items that management believes are not reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the three months ended September 30,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses	$17.1	$7.4
Share-based payments/mark-to-market of deferred share units	9.0	1.2
Mark-to-market losses on derivative contracts, investments and other assets	1.6	6.1
Gain on sale of subsidiaries and other assets	(284.6)	—
Share of one-off provision recorded against deferred income tax assets of associate	13.0	—
Impairment of mining and non-operational mineral properties	—	89.0
Financing costs paid on early note redemption	35.0	—
Other provisions, write-downs and adjustments (i)	28.8	11.8
Non-cash tax on unrealized foreign exchange losses	36.7	78.6
Income tax effect of adjustments	(0.8)	(2.0)
One-time tax adjustments	(7.6)	(87.2)
Total adjustments - (decrease) increase to earnings attributable to Yamana equity holders	$(151.8)	$104.9
Total adjustments - (decrease) increase to earnings per share attributable to Yamana equity holders	$(0.16)	$0.11
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the three months ended September 30, 2019, revenue was $357.8 million compared to $424.7 million in the same period in 2018. The difference was attributable to lower overall sales volumes, reflective of the fact that the Company's portfolio is now comprised of five producing mines, partially offset by higher average realized gold and silver prices. The decrease in sales volumes was primarily driven by the absence of contributions from Gualcamayo (divested December 2018) and minimal contributions from Chapada (divested July 5, 2019). The lower gold and silver sales volumes was partially offset by higher average realized prices for gold and silver in the current period, with the overall decrease in revenue being primarily attributable to copper.

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For the three months ended September 30,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	209,207	oz	$1,481	$309.8	$314.4
Silver	2,437,575	oz	$17.73	43.2	28.8
Copper (i)	2,058,021	lbs	$2.35	4.8	81.5
				$357.8	$424.7

For the three months ended September 30,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	209,207	oz	$1,473	$308.2	$315.6

Silver	2,137,575	oz	$17.00	36.3	27.9
Silver subject to metal sales agreement (ii)	300,000	oz	$17.77	5.3	0.9
	2,437,575	oz	$17.10

Copper (i)	22,326	lbs	$2.12	0.0	35.5
Copper subject to metal sales agreements (ii)	2,035,695	lbs	$2.00	4.1	48.1
	2,058,021	lbs	$2.00
Gross revenue				$353.9	$428.0
(Deduct) add:
–Treatment and refining charges of gold and copper concentrate				—	(7.7)
–Metal price, MTM, and derivative settlement adjustments				3.9	4.3
–Other adjustments				—	0.1
Revenue				$357.8	$424.7
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements.

Cost of Sales

Cost of sales excluding DDA decreased by $78.0 million or 32% for the three months ended September 30, 2019 compared to the same period in 2018, primarily due to the comparative period including $79.4 million from Gualcamayo, Brio Gold, and a full quarter of production from Chapada. Gualcamayo and Brio gold were divested in 2018, while Chapada was divested on July 5, 2019.

Total DDA expense increased $3.2 million or 3% for the three months ended September 30, 2019 when compared to the same period in 2018. DDA expense is higher mainly due to the additional DDA from Cerro Moro during the current quarter, as the mine was still ramping up during the third quarter of 2018, as well as an increase in DDA at Jacobina, which has a higher depletable cost base subsequent to the $150.0 million impairment reversal recorded in the fourth quarter of 2018. This was partially offset by the absence of DDA from the Chapada mine, which was classified as held for sale in April 2019, and divested on July 5, 2019. DDA in the current quarter also includes depreciation of the right-of-use assets recognized upon adoption of the new lease accounting standard on January 1, 2019, and throughout 2019.

Expenses and Other Income

•General and administrative ("G&A") expenses include expenses related to the overall management of the business that are not part of direct mine operating costs. In the three months ended September 30, 2019, G&A expenses increased $1.0 million or 5% compared to the same period in 2018, primarily as a result of a $6.1 million increase in stock based compensation, and in particular performance share units, due to the Company's share price appreciation since June 30, 2019, partially offset by cash reductions due to the Company's critical evaluation of its G&A expenses to align its cost structure to the portfolio of assets that remain after the sale of the Chapada mine. The Company continues to expect 2019 G&A expenses, on a cash basis, to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year.
•Exploration and evaluation expenses decreased $0.7 million or 27% in the three months ended September 30, 2019 compared to the same period in 2018, in line with lower planned greenfield exploration during the period.
•The Company's share of loss related to its associate, Leagold, totalled $16.8 million for the three months ended September 30, 2019, compared to a share of earnings of $0.5 million for the same period in 2018. The loss is primarily due to the Company recognizing its share of a $63.5 million provision recorded against Leagold's deferred income tax assets.
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•In the three months to September 30, 2019, the Company recorded other operating income of $241.9 million. In the same period in 2018, the Company recorded other expenses of $14.9 million. The income recorded in the current period was primarily attributable to the $273.1 million gain recognized upon the sale of the Chapada mine, partially offset by various other operating expenses.
•Finance costs increased $29.0 million or 98% in the three months ended September 30, 2019 compared to the same period in 2018, primarily due to the $35.0 million expense incurred in the current period relating to the early redemption of certain of the Company's senior notes in connection with the sale of the Chapada mine.
•Other costs were $6.1 million in the three months ended September 30, 2019, compared to other costs of $10.3 million in the comparative period. Other income is comprised primarily of unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was primarily due to foreign exchange losses, partially offset by the realized gain on the sale of the Gold Price Instrument.

Income Tax Expense (Recovery)

•The Company recorded an income tax expense of $17.4 million for the three months ended September 30, 2019, compared to an income tax recovery of $11.2 million for the same period in 2018. The income tax provision reflects a current income tax expense of $18.9 million and a deferred income tax recovery of $1.5 million, compared to a current income tax expense of $29.5 million and a deferred income tax recovery of $40.7 million for the three months ended September 30, 2018.
•A foreign exchange expense of $36.7 million is included in the income tax expense for the three months ended September 30, 2019, compared to an income tax expense of $78.6 million in 2018, relating to the translation of deferred tax balances and the foreign exchange on non-monetary assets. An offsetting recovery of $64.2 million for the three months ended September 30, 2019 and a recovery of $90.5 million for the three months ended September 30, 2018 was recorded on the foreign exchange in local books. The tax provision was also impacted by non-cash permanent differences of $57.0 million for the three months ended September 30, 2019, relating mainly to the sale of Chapada, compared to permanent differences of $4.2 million in the three months ended September 30, 2018.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

Net earnings (loss)

Net earnings attributable to the Company's equity holders for the nine months ended September 30, 2019, were $211.1 million or $0.22 per share basic and diluted, compared to a net loss of $223.0 million or $0.24 per share basic and diluted for the nine months ended September 30, 2018.

Net earnings and earnings per share for the nine months ended September 30, 2019 and 2018 were affected by the following non-cash and other items that management believes are not be reflective of current and ongoing operations, and which may be used to adjust or reconcile input models in consensus estimates:

	For the nine months ended September 30,
(In millions of US Dollars; except per share amounts)	2019	2018
Non-cash unrealized foreign exchange losses	$28.3	$6.3
Share-based payments/mark-to-market of deferred share units	11.8	5.7
Mark-to-market losses on derivative contracts, investments and other assets	1.0	2.2
Gain on sale of subsidiaries and other assets	(284.6)	(71.0)
Share of one-off provision recorded against deferred income tax assets of associate	13.0	—
Impairment of mining and non-operational mineral properties	—	263.0
Financing costs paid on early note redemption	35.0	14.7
Other provisions, write-downs and adjustments (i)	34.6	39.0
Non-cash tax on unrealized foreign exchange losses	21.8	195.2
Income tax effect of adjustments	(0.2)	1.3
One-time tax adjustments	21.1	(147.3)
Total adjustments - (decrease) increase to earnings attributable to Yamana equity holders	$(118.2)	$309.1
Total adjustments - (decrease) increase to earnings per share attributable to Yamana equity holders	$(0.12)	$0.33
(i)This balance includes, among other things, revisions in estimates and write-downs & provisions, or reversals of provisions, for items such as tax credits and legal contingencies.

Revenue

In the nine months ended September 30, 2019, revenue was $1,228.4 million compared to $1,315.1 million in the same period in 2018. The third quarter of 2019 had lower overall sales volumes, reflective of the fact that the Company's portfolio is now
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comprised of five producing mines. This was primarily driven by the absence of contributions from Gualcamayo and Brio Gold (divested in May and December 2018, respectively), and lower contributions from Chapada (divested on July 5, 2019). The lower gold and silver sales volumes was partially offset by higher average realized prices for gold and silver in the current period, and higher contributions from Cerro Moro (which entered commercial production in late June 2018), with the overall decrease in revenue being primarily attributable to copper.

For the nine months ended September 30,	2019				2018
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	688,275	oz	$1,361	$936.8	$1,009.5
Silver	8,073,879	oz	$15.98	129.0	$62.9
Copper (i)	59,705,211	lbs	$2.72	162.6	$242.7
				$1,228.4	$1,315.1

For the nine months ended September 30,	2019				2018
	Quantity sold		Average Realized Price	Revenue (In millions of US Dollars)	Revenue (in millions of US Dollars)
Gold (i)	688,275	oz	$1,356	$933.1	$1,014.1

Silver	7,529,679	oz	$15.67	118.0	59.6
Silver subject to metal sales agreement (ii)	544,200	oz	$17.80	9.7	3.3
	8,073,879	oz	$15.81

Copper (i)	37,141,227	lbs	$2.83	105.1	209.6
Copper subject to metal sales agreements (ii)	22,563,984	lbs	$2.92	65.9	57.4
	59,705,211	lbs	$2.86
Gross revenue				$1231.8	$1,344.0
(Deduct) add:
- Treatment and refining charges of gold and copper concentrate				(13.1)	$(24.5)
- Metal price, MTM, and derivative settlement adjustments				9.7	$(4.0)
- Other adjustments				—	$(0.4)
Revenue				$1,228.4	$1,315.1
(i)Includes payable gold and copper contained in concentrate.
(ii)Balances represent the metals sold under the metal sales agreements and the advanced copper sales program.

Cost of Sales

Cost of sales excluding DDA decreased $130.4 million or 18% for the nine months ended September 30, 2019 compared to the same period in 2018. Cost of sales excluding DDA was positively impacted by ongoing operational efficiencies improving per unit costs, the depreciation of certain local currencies against the US Dollar, and the absence of costs from the Chapada mine (divested on July 5, 2019). These reductions in cost were partially offset by local inflation and export taxes.

Total DDA expense increased $45.3 million or 15% for the nine months ended September 30, 2019 compared to the same period in 2018. Higher DDA expense was primarily attributable to nine months of DDA from Cerro Moro in the current period (only three months in the prior period as Cerro Moro reached commercial production at the end of June 2018), and an increase in DDA per ounce at Jacobina, which has a higher depletable cost base subsequent to the $150.0 million impairment reversal recorded in the fourth quarter of 2018. DDA in the current period also includes depreciation of the right-of-use assets recognized upon adoption of the new lease accounting standard on January 1, 2019, and throughout 2019.

Expenses and Other Income

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•General and administrative ("G&A") expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the nine months ended September 30, 2019, G&A expenses decreased $10.7 million or 15% compared to the same period in 2018, primarily due to cash reductions from the Company's critical evaluation of its G&A expenses to align its cost structure to the portfolio of assets that remain after the sale of the Chapada mine, and the absence of Brio G&A which existed in the comparative period, partially offset by a $3.0 million increase in stock based compensation, and in particular performance share units, due to the Company's share price appreciation since January 1, 2019. The Company continues to expect 2019 G&A expenses, on a cash basis, to be lowered to $68.0 million compared with previous guidance of $75.0 million, implying a run rate of approximately $60.0 million per year.
•Exploration and evaluation expenses decreased $2.5 million or 26% in the nine months ended September 30, 2019 compared to the same period in 2018, in line with lower planned greenfield exploration during the period.
•The Company's share of net loss related to its associate, Leagold, totalled $16.1 million for the nine months ended September 30, 2019, compared to a share of earnings of $1.0 million for the same period in 2018. The loss recorded in the current period was primarily attributable to the Company recording its share of a $63.5 million tax provision recorded by Leagold during the period.
•In the nine months to September 30, 2019, the Company recorded other operating income of $228.0 million. In the same period in 2018, the Company recorded other operating income of $20.4 million. The income recorded in the current period was primarily attributable to the $273.1 million gain recognized upon the sale of the Chapada mine. The comparative period income was driven primarily by gains of $71.0 million recognized on the divestment of the Canadian Exploration Properties and Brio Gold, partially offset by various other operating expenses.
•Finance costs increased $17.2 million or 16% in the nine months ended September 30, 2019 compared to the same period in 2018, primarily attributable to the $35.0 million expense incurred in the current period relating to the early redemption of certain of the Company's senior notes in connection with the sale of Chapada. In the comparative period, the Company incurred a $14.7 million expense on the early redemption of a different series of senior notes. The reduction in the carrying amount of debt is expected to significantly reduce the annual carrying cost of interest on debt, freeing up cash for other uses or for the Company to further improve its net debt position.
•Other costs were $16.0 million in the nine months ended September 30, 2019, compared to other income of $2.3 million in the comparative period. Other costs/income is comprised primarily of realized and unrealized gains and losses on derivatives and foreign exchange and, given the nature of these items, is expected to fluctuate from period to period. The loss in the current period was primarily due to foreign exchange losses, partially offset by the realized gain on the sale of the Gold Price Instrument.

Income Tax Expense (Recovery)

•The Company recorded an income tax expense of $57.4 million for the nine months ended September 30, 2019, compared to an income tax expense of $68.1 million for the same period in 2018. The income tax provision reflects a current income tax expense of $71.0 million and a deferred income tax recovery of $13.6 million compared to a current income tax expense of $87.2 million and a deferred income tax recovery of $19.1 million for the nine months ended September 30, 2018.
•A foreign exchange expense of $21.8 million is included in the income tax expense for the nine months ended September 30, 2019, compared to an income tax expense of $195.2 million in 2018, relating to the translation of deferred tax balances and the foreign exchange on non-monetary assets. An offsetting recovery of $25.9 million for the nine months ended September 30, 2019 and a recovery of $204.4 million for the nine months ended September 30, 2018 was recorded on the foreign exchange in local books. The tax provision was also impacted by non-cash permanent differences of $75.9 million for the nine months ended September 30, 2019, relating mainly to the sale of Chapada, compared to permanent differences of $11.9 million in the nine months ended September 30, 2018.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Sep. 30,	Jun. 30	Mar. 31	Dec. 31	Sep. 30,	Jun. 30	Mar. 31,	Dec. 31,
(In millions of US Dollars, except per share amounts)	2019	2019	2019	2018	2018	2018	2018	2017
Financial results
Revenue	$357.8	$463.5	$407.1	$483.4	$424.7	$435.7	$454.7	$478.8
Attributable to Yamana equity holders:
Net earnings (loss)	$201.3	$14.1	$(4.1)	$(61.4)	$(81.3)	$18.0	$(160.1)	$(194.4)
Per share - basic and diluted	$0.21	$0.01	$0.00	$(0.06)	$(0.09)	$0.02	$(0.17)	$(0.20)

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4. OPERATING SEGMENTS PERFORMANCE

CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. The Company and its partner, Agnico Eagle Mines Limited (Agnico"), each own 50% of Canadian Malartic General Partnership (the "Partnership").

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	3,781,086	3,302,894	11,053,316	10,178,234
Waste mined (tonnes)	3,391,596	3,468,038	10,506,148	10,687,145
Ore processed (tonnes)	2,644,810	2,557,031	7,803,871	7,699,904
GEO
Production (ounces)	81,572	88,603	249,554	263,868
Sales (ounces)	82,467	89,354	246,177	260,297
Feed grade (g/t) (i)	1.07	1.22	1.12	1.21
Recovery rate (%) (i)	89.3	88.5	88.5	88.4
Total cost of sales per ounce sold	$1,007	$962	$1,001	$964
Cash Costs per GEO sold (ii)(iii)	$608	$558	$592	$568
AISC per GEO sold (ii)(iii)	$822	$719	$765	$745
DDA per GEO sold	$399	$405	$408	$396

Financial (millions of US Dollars)
Revenue	$121.1	$109.8	$334.6	$337.4
Cost of sales excluding DDA	(50.1)	(49.9)	(145.8)	(147.9)
Gross margin excluding DDA	$71.0	$59.9	$188.8	$189.5
DDA	(32.9)	(36.1)	(100.5)	(103.1)
Mine operating earnings	$38.1	$23.8	$88.3	$86.4
Capital expenditures (iv)
Sustaining and other	$14.4	$10.9	$31.7	$35.0
Expansionary	$10.1	$8.7	$26.7	$22.5
Exploration	$0.1	$0.9	$0.7	$3.6
(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
(iii)Net of CAD currency hedge losses of nil per GEO sold for the three months ended September 30, 2019 (2018: $6.5 per GEO sold), and $1.2 per GEO sold or the nine months ended September 30, 2019 (2018: $3.7 per GEO sold).
(iv)Totals exclude costs to add to the long-term ore stockpiles at Canadian Malartic of $7.3 million (2018: $5.6 million) and $25.3 million (2018: $18.0 million) in the three and nine months ended September 30, 2019, respectively.

Canadian Malartic's production for the third quarter of 2019 was in line with plan, and the mine is well positioned to meet the full year production forecast of 330,000 ounces. Grade, recoveries and tonnes processed were as expected, but lower than the same period in 2018.

Prior year unitary costs were positively impacted by record 2018 production, which resulted in fixed costs being divided over a larger number of ounces.

The Extension Project continues to advance as expected, with modest contributions from Barnat expected during the fourth quarter of 2019. The ramp-up of the Barnat deposit will continue throughout 2020 and meaningful contributions will begin in 2021. On a 50% basis, a total of $6.2 million has been spent during the quarter from the total Extension Project's expansionary capital expenditures of $34.0 million. The highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden stripping and topographic excavation continuing according to plan, with the first Barnat production floor blasted in the third quarter.

As part of ongoing stakeholder engagement, the Partnership is in discussions with four First Nations groups concerning a collaboration agreement, which is expected to include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Partnership is continuously working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

Exploration programs are ongoing to evaluate several deposits and prospective exploration areas to the east of the Canadian Malartic open pit, including Odyssey, East Malartic, Sladen, Rand, and the recently discovered East Gouldie zones. These opportunities have the potential to provide new sources of ore for the Canadian Malartic mill. These are mostly underground
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zones, the ore from which would initially displace a portion of the lower grade open pit ores thereby increasing production and extending mine life. Access for additional, underground drilling and possible mining would be by ramp extending from the Odyssey zone. The permit allowing for the development of an underground ramp was received in December 2018. Further updates from resource delineation and engineering involving Odyssey, East Malartic and East Gouldie are expected by year end. An internal study to evaluate the potential development and production from mining of these underground zones as well as synergies with the open pit operation is in progress and well advanced. The recent drill results are expected to have a positive impact on the total mineral reserves and mineral resources at the Canadian Malartic property at year-end. Further definition and exploration drilling will also test the high potential area between the Odyssey and East Gouldie zones located under and east of the current open-pit operations.

JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	606,957	534,623	1,698,582	1,588,085
Ore processed (tonnes)	589,720	479,350	1,687,464	1,517,261
GEO
Production	40,157	35,368	117,725	107,624
Sales	39,675	35,356	115,849	106,846
Feed grade (g/t) (i)	2.20	2.38	2.24	2.29
Recovery rate (%) (i)	96.2	96.4	96.8	96.4
Total cost of sales per GEO sold	$917	$875	$1,003	$914
Cash Costs per GEO sold (ii)	$544	$645	$617	$673
AISC per GEO sold (ii)	$807	$942	$852	$887
DDA per GEO sold	$373	$230	$386	$240

Financial (millions of US Dollars)
Revenue	$58.4	$42.8	$158.5	$136.5
Cost of sales excluding DDA	(21.6)	(22.8)	(71.5)	(71.9)
Gross margin excluding DDA	$36.8	$20.0	$87.0	$64.6
DDA	(14.8)	(8.1)	(44.7)	(25.7)
Mine operating earnings	$22.0	$11.9	$42.3	$38.9
Capital expenditures
Sustaining and other	$6.7	$8.2	$16.4	$15.9
Expansionary	$8.7	$3.3	$23.8	$11.2
Exploration	$1.5	$1.3	$3.6	$4.2
(i)Grades and recovery rates relate to gold production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.
Jacobina exceeded its production plan once again, and maintained strong performance momentum, posting a third consecutive quarter of record setting production at 40,157 ounces. Jacobina raised its guided 2019 production during the second quarter to 152,000 GEO and is well position to meet or modestly exceed this target, with fourth quarter production expected to decrease from that observed in the third quarter, due to lower expected tonnage and a planned maintenance shutdown.

Costs were in line with expectations in the third quarter of 2019 and lower than in the third quarter of 2018 due to the internalization of underground development activities which were previously under contract. Higher processing rates combined with grades consistent with plan led to higher production in comparison to the third quarter of 2018. Throughput for the quarter was approximated 6,500 tpd, and the remaining Phase 1 investment, which will be finalized in mid-2020, is expected to add consistency and stability to the plant process. Alongside this stability, the recently provided exploration update further enables the Company to achieve previously guided long term goals due to increases to mineral reserves and mineral reserve grades at Jacobina of 8.6% and 2.6%, respectively, compared to year-end 2018. (For further information please refer to Section 1: Highlights and Relevant Updates, Strategic Developments, Jacobina)

During the quarter unitary costs were positively impacted by the record production due to the planned higher processing rates at lower grades. However, higher DDA per GEO sold resulted from the higher cost base following the reversal of an impairment charge recorded in 2018, as well as the increase in tonnes processed. Mine development work and improved ore extraction continued as planned and the stability of surface stockpiles continues to provide flexibility to the mine. Further, cash costs per
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GEO sold benefited from lower secondary development in connection with increased capital primary development, conducted to add future flexibility to the mine. This strategy did not impact expected AISC. Further opportunities for cost reduction continue to be pursued.

On a year-to-date basis, unitary costs per GEO sold were positively impacted by the higher productivity and cost reduction improvements relating to mining, plant processing, maintenance and supply chain, however, higher DDA per GEO sold resulted from the aforementioned reversal of an impairment charge and planned increase in tonnes processed.

Approximately 5,300 metres of drilling was completed at Jacobina in the third quarter, in line with an expanded budget. The focus was primarily to define new inferred mineral resources at grades higher than the life of mine model ("LOM") in the Morro do Vento and Canavieiras sectors with 2,600 metres, and to convert new, higher grade inferred resources to indicated with 2,700 metres of drilling. Drilling from surface is providing new potential targets for long term resource growth in the Joao Belo Sur area. As aforementioned, Jacobina published a reserve and resource update in the third quarter showing significant new mineral reserves.

CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	80,193	74,972	251,312	127,331
Waste mined (tonnes)	1,457,663	1,933,954	5,143,062	4,154,864
Ore processed (tonnes)	87,607	81,963	267,741	113,929
GEO
Production (i)	42,105	59,318	149,472	73,714
Sales (i)	41,749	41,685	167,387	41,685
Total cost of sales per ounce sold	$1,402	$1,141	$1,248	$1,141
Cash Costs per ounce sold (ii)	$748	$672	$701	$672
AISC per ounce sold (ii)	$1,084	$898	$899	$898
DDA per ounce sold	$654	$469	$551	$470
Gold
Production (ounces) (i)	26,120	38,083	94,233	47,726
Sales (ounces) (i)	26,400	28,653	108,861	28,653
Feed grade (g/t)	9.74	16.15	11.56	14.92
Recovery rate (%)	95.2	92.5	94.6	92.1
Silver
Production (ounces) (i)	1,388,220	1,656,550	4,737,960	2,041,178
Sales (ounces) (i)	1,337,707	1,016,600	5,071,948	1,016,600
Feed grade (g/t)	522.61	715.56	586.91	659.53
Recovery rate (%)	94.3	87.9	94.6	87.5

Financial (millions of US Dollars)
Revenue	$64.8	$50.0	$231.1	$50.0
Cost of sales excluding DDA	(31.2)	(28.0)	(116.7)	(28.0)
Gross margin excluding DDA	$33.6	$22.0	$114.4	$22.0
DDA	(27.3)	(19.6)	(92.2)	(19.6)
Mine operating earnings	$6.3	$2.4	$22.2	$2.4
Capital expenditures
Sustaining and other	$5.9	$5.6	$11.7	$5.6
Expansionary	$0.1	$—	$1.1	$58.6
Exploration	$5.1	$3.5	$12.3	$8.3
(i)Cerro Moro reached commercial production on June 26, 2018. Comparative figures include 8,625 gold ounces and 333,878 silver ounces of pre-commercial production.
(ii)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

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For the third quarter, Cerro Moro production, feed grade and mined ore grade were consistent with plan but lower than the comparative period and the second quarter of 2019 due to mine sequencing. Four underground mines are expected to be in development and production during the fourth quarter, with more meaningful contributions expected in 2020 and a return to reserve grade mining and processing. In particular, gold mining grade is expected to increase in the fourth quarter, with the commencement of stope production from the Zoe high-grade underground mine. The underground mines are expected to also enhance mine flexibility and efficiency.

Unitary costs during the period were in accordance with plan, however, higher than the same period in 2018 due to the comparative period's higher production resulting from high grade stockpile consumption.

Cerro Moro continues to pursue an aggressive drill program in 2019 to delineate near-mine targets and test major near-mine and regional structures. An increase in mineral reserves would unlock opportunities to expand the existing processing plant and to transition to grid power, which would result in production increases and a reduction to operating costs. Approximately 1,400 metres were completed as infill to define indicated resources and a further 14,000 m was drilled in exploration. The exploration drilling is following up on targets defined through a property wide soil and rock sampling program. To date in 2019, 6,700 soil samples have been collected and analyzed with 3,300 collected this quarter.

Exploration drilling has received positive results from the Michelle, Nini Extension, Tres Lomas and Naty areas and drilling is expected to define new resources in these areas by year end. Ongoing exploration drilling will continue to test targets in the Agostina targets as well as follow up on new segments of the Naty structure and other targets on the southern parts of the project. An airborne survey and soil sampling program was initiated during the quarter to cover 150,000 hectares of exploration licences located northeast of the mine.

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EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	251,800	258,878	694,938	705,188
Ore processed (tonnes)	318,622	271,257	941,153	793,028
GEO
Production	55,428	47,187	145,568	148,503
Sales	56,974	45,504	147,679	148,839
Total cost of sales per GEO sold	$1,134	$1,426	$1,273	$1,326
Cash Costs per GEO sold (i)	$690	$908	$797	$878
AISC per GEO sold (i)	$977	$1,205	$1,101	$1,147
DDA per GEO sold	$443	$518	$475	$448
Gold
Production (ounces)	42,713	35,746	111,385	113,936
Sales (ounces)	44,093	34,810	112,641	114,057
Feed grade (g/t)	4.46	4.38	3.93	4.72
Recovery rate (%)	94.0	93.9	93.7	94.2
Silver
Production (ounces)	1,095,935	892,461	2,934,329	2,717,172
Sales (ounces)	1,099,868	834,250	3,001,931	2,732,927
Feed grade (g/t)	123.58	123.42	112.28	127.18
Recovery rate (%)	87.6	83.1	86.3	83.3

Financial (millions of US Dollars)
Revenue	$84.2	$54.9	$202.8	$190.6
Cost of sales excluding DDA	(39.3)	(41.3)	(117.7)	(130.6)
Gross margin excluding DDA	$44.9	$13.6	$85.1	$60.0
DDA	(25.3)	(23.6)	(70.2)	(66.7)
Mine operating earnings (loss)	$19.6	$(10.0)	$14.9	$(6.7)
Capital expenditures
Sustaining and other	$8.5	$7.3	$23.2	$24.4
Expansionary	$0.3	$—	$0.5	$—
Exploration	$5.7	$5.5	$15.3	$13.2
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

El Peñón had a strong operational third quarter, with production higher than the comparative prior year period and the second quarter of 2019, due to higher gold and silver feed grades, in line with the production plan. Mining gold grade of 5.6 g/t was in line with expectations, and El Peñón is well positioned to meet its annual production guidance. Feed grades drew from both the high-grade mined ore and the low-grade stockpile during the quarter. Similar to the strategy previously undertaken at Jacobina, additional mine development has greatly improved production flexibility.

Third quarter unitary costs were positively impacted by the higher GEO production, which resulted in fixed costs being divided over a larger number ounces, higher feed grades and stockpile reclaiming that was lower compared with the first half of the year, as expected. In addition, cost saving initiatives undertaken by mine management have begun to positively impact costs with further sustainable reductions expected. With the ongoing focus to increase mine development rates, El Peñón now has access to expanded underground mine areas that has provided increased availability of higher gold and silver areas and is expected to support the current level of feed grades over the near term. Mine development is currently occurring at a rate that exceeds 3,000 meters per month, and costs have been favourably impacted.

Approximately 39,000 metres of drilling were completed at El Peñón during the third quarter of 2019, in line with the exploration plan. Drilling was divided between 17,000 metres of infill drilling to establish new indicated resources and 22,000 metres of exploration to add new inferred resources. Significant new intercepts have been received from the deeper parts of the Orito vein system and drilling is ongoing on new targets in the north east sector of the mine with positive results from Nueva Abundancia, Esmeralda as well as Martillo Flat and Sorpresa in the core mine. Successful interpretation of low angle faulting offsets in the core mine area has led to the discovery of new resources at depth in Orito and other potential offsets will be tested in other core
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mine targets. Surface exploration is advancing on surface targets defined in part by a recent machine learning study in an effort to define a new vein area.

MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended September 30,		For the nine months ended September 30,
Operating and Financial Information	2019	2018	2019	2018
Operating
Ore mined (tonnes)	184,123	198,785	527,729	581,676
Ore processed (tonnes)	187,183	203,296	541,533	613,217
GEO
Production	17,590	21,909	53,537	57,109
Sales	16,908	21,552	55,009	57,567
Feed grade (g/t)	3.03	3.82	3.32	3.23
Recovery rate (%)	91.9	90.5	92.1	90.4
Total cost of sales per GEO sold	$1,677	$1,364	$1,413	$1,495
Cash Costs per GEO sold (i)	$1,069	$927	$924	$994
AISC per GEO sold (i)	$1,485	$1,302	$1,323	$1,409
DDA per GEO sold	$609	$437	$489	$501

Financial (millions of US Dollars)
Revenue	$24.8	$25.9	$74.6	$73.2
Cost of sales excluding DDA	(18.1)	(20.0)	(50.8)	(57.2)
Gross margin excluding DDA	$6.7	$5.9	$23.8	$16.0
DDA	(10.3)	(9.4)	(26.9)	(28.9)
Mine operating loss	$(3.6)	$(3.5)	$(3.1)	$(12.9)
Capital expenditures
Sustaining and other	$3.1	$3.6	$9.5	$10.1
Expansionary	$3.4	$15.6	$8.8	$21.7
Exploration	$2.1	$3.3	$7.1	$10.1
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Production at Minera Florida was impacted by lower gold grade and decreased throughput due to development challenges stemming from mechanical availability and mine sequencing, when compared to prior year. In relation to mining sequence, the Company shifted production to the core mine to focus on exploration and development in the Agua Fria concessions, and prepare the PVS, Pataguas and Don Leopoldo veins for long-term success. Mine management has taken action to improve mechanical availability which is expected to increase during the fourth quarter, which is expected to be the mine's strongest quarter, consistent with prior years.

Unitary cost metrics were impacted by the lower production profile as a result of the lower grade and tonnes processed during the third quarter of 2019. Overall, cost management has significantly improved compared to the third quarter of 2018, following the implementation of cost control initiatives. These initiatives are expected to produce unitary metrics better than plan in the fourth quarter of 2019. Lower DDA per GEO sold resulted from the lower cost base subsequent to the $151.0 million impairment recorded in 2018.

At the processing plant, the previously discussed modest investment demonstrated initial improvements to the recovery rate and those improvements continue to be observed. Further studies suggest that with additional improvements to the leaching circuit, expected recovery rates could increase and reach up to 94%. Additionally, processing rates continue to benefit from mill optimization initiatives.

The focus for the year has been on exploration, with the goal to increase mineral resources and mineral reserves. As such, large investments in capital were curtailed until confidence was gained in the growth of said mineral resources and mineral reserves. With the renewed confidence in exploration, the Company is beginning to evaluate additional capital investments on underground mobile fleet equipment to increase linear development and open new mining areas. Consequently, the Company is confident it will remove the development challenges experienced, add flexibility to the mine plan and reach a sustainable production profile in the near future.

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Approximately 10,500 metres of drilling was completed at Minera Florida during the third quarter, in line with plan. The focus of drilling was to continue to convert inferred mineral resources to measured and indicated mineral resources at seven veins within the core mine including Los Patos, Juan Pablo and Fantasma, PVS, Lissette, Hallazago, Polvorin and the Don Leopoldo-Patagua areas. The Agua Fria concessions acquired in 2017 continue to provide new resources at higher than average mine grades and has opened new areas for the mine away from the historic core mine with good results from the Don Leopoldo and Pataguas sectors. All sectors being added to the mineral reserve and mineral resource base are expected to be at greater than 5 g/t of gold to provide future higher grade mine feed. The presence of new targets and veins with higher then LOM grade demonstrates the continuing potential of the complex Minera Florida vein system.

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine located northwest of Brasília in Goías state, Brazil.

As disclosed in Section 1: Highlights and Relevant Updates of this MD&A, the Company has closed the previously announced sale of Chapada. Consideration included an initial upfront cash payment of $800 million, a $100 million cash payment contingent on the development of a pyrite roaster at Chapada by Lundin, a 2% net smelter return royalty on the Suruca gold project in the Chapada complex, and the previously mentioned Gold Price Instrument.

5. CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the third quarter of 2019 in respect to certain of the Company's development projects.

Canadian Malartic (50% interest), Canada

The Canadian Malartic Extension Project is continuing according to plan with modest contributions from Barnat beginning in late 2019, with a ramp-up throughout 2020 and meaningful contribution in 2021. On a 50% basis, expansionary capital expenditures are expected to be $37.0 million, of which $34.0 million is earmarked for the extension project in 2019. The highway 117 road deviation has been completed and opened to traffic, with the remaining extension work focused on overburden stripping and rock excavation, expected to be completed by the end of 2019.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica and Suyai, all of which have well-defined delineated mineral reserves and/or mineral resources. Notable progress relating to some of these initiatives include, but are not limited to the following:

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the Catamarca Province, Argentina, 25 kilometres north of Andalgalá. The project has proven and probable mineral reserves of 11.8 billion pounds of copper and 7.4 million ounces of gold contained in 1.104 million tonnes of ore. Mineral resources include 260,000 tonnes of measured and indicated mineral resources, containing more than 1.6 billion pounds of copper and 930,000 ounces of gold. Additionally, inferred mineral resources of 743,000 tonnes represents significant upside potential to further define an increase mineral reserves and life of mine.

The Company continues to advance its alternatives for the development of the Agua Rica project. On March 7, 2019, the Company announced the signing of an integration agreement with Glencore International AG and Newmont Goldcorp Inc. (collectively the “Parties”). Pursuant to the integration agreement, the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited (“Alumbrera”) in the Catamarca Province of Argentina.

The Parties believe the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. Agua Rica hosts a large scale, long life copper mineral resource with associated gold, silver, and molybdenum while the Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan.

The Parties established a Technical Committee to direct the advancement of the Integrated Project. The Committee oversaw the completion of a Pre-Feasibility Study ("PFS"), and the Company announced the positive PFS results on July 19, 2019, underscoring Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including
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converting economic-grade inferred mineral resources and expanding throughput scenarios aimed to increase metal production and returns, among other opportunities. The Integrated Project generates significant synergies by bringing together the extensive mineral resource of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high quality and low risk brownfield project with an optimized environmental footprint that will bring significant value to shareholders and local communities and stakeholders.

The PFS highlights are:

•Proven and probable copper mineral reserves increased from year-end 2018 by 21% to 11.8 billion pounds and gold mineral reserves increased by 12% to 7.4 million ounces
•Initial long mine life of 28 years
•Annual production for the first 10 full years increased to 533 million pounds of copper equivalent(i) production
•Cash costs decreased to $1.29 per pound and all-in sustaining costs (“AISC”) decreased to $1.52 per pound for the first ten years of production
•Net present value (“NPV”) increased to $1.935 billion and an increased internal rate of return (“IRR”) of 19.7%(ii)
•Full feasibility study to be completed by 2020

(i)Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: $6,614 per tonne of copper, $1,250 per ounce for gold, $24,250 per tonne for molybdenum, and $18.00 per ounce for silver.
(ii)Assuming metal prices of $3.00 per pound of copper, $1,300 per ounce of gold price, $18.00 per ounce of silver, $11.00 per pound of molybdenum and using an 8% discount rate.

The PFS for the Integrated Project considers the Agua Rica deposit mined via a conventional high tonnage truck and shovel open pit operation. Average life of mine material moved is expected to be approximately 108 million tonnes per year, with ore feed of 40 million tonnes per year and average life of mine strip ratio of 1.66.

Ore extracted from the mine will be transported from the open pit by truck to the primary crusher area and then transported via a conventional conveyor to the existing Alumbrera processing plant. To route the overland conveyor system, approximately 5.2 kilometres of tunnel development will be required. The conveyor extends 35 kilometres to the Alumbrera process plant, where it will feed the existing stacker conveyor via a new transfer station.

Relatively modest modifications to the circuit are needed to process the Agua Rica ore in order to produce copper and by-products concentrate, which will then be transported to the port for commercialization. An in-situ blending strategy has been defined to manage the concentrate quality over certain years of the mine life, which will allow the project to achieve the desired targets. Further optimizations to this strategy will be studied in the next design phase.

This PFS provides the framework for the preparation and submission of a new Environmental Impact Assessment (“EIA”) to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities. The Companies have begun the EIA process in 2019, given the level of significant detail in the pre-feasibility study.

During the second half of 2019, the Parties are advancing studies to optimize the Project in preparation for a planned feasibility study in 2020.

A review of strategic and value-creating alternatives will begin as soon as this year and continue through the period that a full feasibility study is advanced. Any additional upside opportunities for the project that will be considered as part of the feasibility study will be taken into account. The project represents exceptional value across many fronts already, which is expected to improve with the upside opportunities.

Suyai, Argentina

The Company previously completed several studies that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a CIL processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and, it would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed to date, the existing scoping study could rapidly progress to a feasibility study, allowing for the project to be developed in a short time frame. The Suyai project is a development ready project with significant financial and social benefits to the local community, along with the broader provincial and national communities. As and when the provincial
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moratorium on mining lapses and the Company has completed favourable engagement with the local community, the Company would expedite its development plans for the project.

Monument Bay, Canada

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised of three volcanic-sedimentary assemblages ranging in age from 2.85 to 2.71 billion years. Gold and tungsten mineralization occurs within the steeply north dipping Twin Lakes Shear Zone and the AZ Shear Zone.

Exploration at the Monument Bay project is focused on defining higher grade zones within the overall mineral envelope and expanding near surface resources. A new resource model is well underway and will be completed in the fourth quarter to provide targets for winter drilling. A 5,000 meter drill program testing targets beyond the known mineral envelope is currently underway. The remainder of the project is being explored by testing overburden and the bedrock surface using a fly portable RC drill rig on a roughly 1 kilometer grid. This program will provide gold in till and direct bedrock anomalies to drive further project scale exploration.

Other

The Company continues to pursue development and strategic initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile. The historical Jeronimo Feasibility Study focused on maximizing production from the sulphide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results and is evaluating exploration plans on the highly prospective claims surrounding the mine, where early-stage targets have been identified. Re-logging of historical holes and exploratory drilling done supported the potential to extend the oxide mineralization as well as potential for copper/gold deposits within the joint venture claims. Agua De La Falda has processing capacity and infrastructure already installed.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2019 exploration program focuses on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio as well as several joint venture opportunities.

The Company continues its exploration programs at existing operations. As announced during the second quarter, the Company has increased its exploration spending for the remainder of the year by approximately $10.0 million, with a goal of further building mineral reserves and mineral resources at key operations as well as building a pipeline of exploration opportunities to ensure future growth. Exploration plans are focused on extending mine life at Cerro Moro, El Peñón and Minera Florida while increasing grade, mineral resources and mine life at Jacobina and Canadian Malartic, to allow increases in production at low costs. In particular at Jacobina, over the course of the year, exploration spend will be allocated to support the planned expansion and the program targets new mineral reserves at a grade of 3.0 g/t or better.

For exploration updates relating to operating mines during the quarter, refer to Section 4: Operating Segments Performance. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2019	2018	2019	2018
Exploration and evaluation capitalized (i)	$17.8	$19.9	$46.3	$56.9
Exploration and evaluation expensed (ii)	1.8	2.5	7.0	9.4
Total exploration and evaluation expenditures	$19.6	$22.4	$53.3	$66.3
(i)Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Consolidated Balance Sheets as additions to exploration and evaluation assets.
(ii)Expensed exploration and evaluation costs are reported in the Consolidated Statements of Operations for the respective period.

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6. FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	September 30, 2019	December 31, 2018
Cash and cash equivalents	$99.9	$98.5
Current assets (including cash and cash equivalents)	365.7	429.2
Non-current assets	6,725.8	7,583.7
Total assets	$7,091.5	$8,012.9
Current liabilities (excluding current portion of debt)	329.8	494.5
Non-current liabilities (excluding long-term debt)	1,502.7	1,735.7
Debt (current and long-term)	1,048.8	1,758.7
Total liabilities	$2,881.3	$3,988.9
Equity attributable to Yamana Gold Inc. equity holders	4,175.5	3,989.3
Non-controlling interests	34.7	34.7
Total equity	$4,210.2	$4,024.0

Working capital (i)	$(21.7)	$(67.2)
Net debt (ii)	$948.9	$1,660.2
(i)Working capital is defined as the excess of current assets over current liabilities excluding current portion of debt.
(ii)A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Performance Measures.

Total assets were $7.1 billion as at September 30, 2019, compared to total assets of $8.0 billion as at December 31, 2018. The decrease in the assets during this period was primarily attributable to the sale of the Chapada mine on July 5, 2019, which included $0.9 billion of assets. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, the Company's investment in associate, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at September 30, 2019, were $2.9 billion, a decrease of $1.1 billion or 28% from December 31, 2018. The decrease during this period was attributable to the disposal of $0.3 billion of liabilities in the Chapada sale, and the repayment of $0.8 billion of debt with cash proceeds received from the sale, as previously announced.

Cash and cash equivalents were $99.9 million as at September 30, 2019, comparable to $98.5 million as at December 31, 2018. The Company had a working capital deficit of $21.7 million as at September 30, 2019, compared to a working capital deficit of $67.2 million at December 31, 2018.

Net change in working capital movement was a cash inflow of $5.0 million for the three months ended September 30, 2019, and a cash outflow of $94.0 million for the nine months ended September 30, 2019. While third quarter movement is related to regular ongoing operational timing, the movement in working capital on a year-to-date basis is associated with anticipated and customary first-quarter items including:
•Settlement of year-end accruals including income taxes paid;
•Indirect tax credit buildup at certain of the Company's operations; and
•Timing of regular trade payments for the Company's operating mines.

Total debt was $1.0 billion as at September 30, 2019, compared to $1.8 billion as at December 31, 2018, and net debt as at September 30, 2019, was $0.9 billion compared to $1.7 billion as at December 31, 2018 - the decrease attributable the repayment of $0.8 billion debt with cash proceeds received from the sale of the Chapada mine as discussed above.

Net debt decreased by $810.3 million during the quarter to $948.9 million. On August 7, 2019 the Company concluded the announced debt repurchases, and successfully completed the retirement of $800.0 million of debt. This debt retirement was completed ahead of schedule, thereby providing a catalyst for further debt reduction from interest savings and free cash flow generation. The Company also repaid outstanding balances on its revolving credit facility and therefore, now has considerable financial flexibility to pursue its corporate objectives, which include improving returns to shareholders. Further, the Company is well positioned to achieve its target Net Debt leverage ratio of below 1.0x, now expecting this sooner than 2021 as originally planned. The potential monetization of various non-producing projects and financial instruments will provide further opportunities to reduce debt levels and leverage. The Company remains strongly committed to further significant debt reductions and recognizes that there is sufficient value in such assets which would be more than the total amount of outstanding debt and, along with cash flows, has more than sufficient resources to further significantly reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders.

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LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by recent and potential monetization and financing transactions, future operating cash flows and available credit facilities.

As at September 30, 2019, the financial resources available to the Company for meeting its financial obligations include $750.0 million from its revolving credit facility.

For the third quarter ended September 30, 2019, cash flows from operating activities were $157.4 million net of the impact of the $6.4 million deferred revenue recognized in respect of metal sales agreements. Cash flows from operating activities are expected to remain positive and increase in the short-term mainly following the completion of the advanced copper sales agreement and the G&A and interest savings previously mentioned. Refer to Section 8: Economic Trends, Business Risks and Uncertainties for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $57.6 million, capital and other financial commitments of $45.7 million, and remaining sustaining capital expenditures of approximately $46.7 million for the final quarter of 2019. The Company's budgets for expansionary and exploration capital expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates and commitments by year can be found below.

The Company's financial position remains strong and is expected to improve further over the next year with the continuation of robust operating results, and the planned decline in expansionary capital expenditures.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended September 30,		For the nine months ended September 30,
(In millions of US Dollars)	2019	2018	2019	2018
Cash flows from operating activities	$157.4	$64.5	$317.5	$289.5
Cash flows from operating activities before net change in working capital (i)	$152.4	$86.6	$411.5	$450.5
Cash flows from (used in) investing activities	$731.9	$(117.7)	$528.3	$(238.2)
Cash flows (used in) from financing activities	$(884.5)	$60.8	$(845.8)	$(85.0)
(i)A cautionary note regarding non-GAAP performance measures is included in Section 10: Non-GAAP Performance Measures.

Operating Activities

Net cash flows from operating activities for the three months ended September 30, 2019 were higher than the comparable period in 2018 primarily as a result of a full quarter of Cerro Moro production during 2019, as well as higher gross margin recognized as a result of increased metal prices.

The decrease in net cash flows from operating activities for the nine months ended September 30, 2019 compared to the same period in 2018 is largely accounted for by the absence in the current period of advanced payments received on metal purchase agreements of $127.8 million. This comparative period cash inflow was partially offset by payments to Brazilian tax authorities not present in the current period.

Investing Activities

The $849.6 million increase in net cash flows from investing activities for the three months ended September 30, 2019 compared to the same period in 2018 was primarily attributable to the cash proceeds received on the sale of the Chapada mine. Capital expenditures also decreased approximately $20.0 million compared to the comparative period, largely due to the absence of capital expenditure on Chapada and Gualcamayo in the current quarter.

The $766.5 million increase in net cash flows from investing activities for the nine months ended September 30, 2019 compared to the same period in 2018 was primarily attributable to the cash proceeds received on the sale of the Chapada mine and monetization of the Gold Price instrument, as well as a decrease in capital expenditures of approximately $100.0 million, due to the fact that the prior period included expenditures related to the completion of Cerro Moro, and for the reasons noted above. The comparative period also included $161.4 million of cash received on the sale of the Canadian Exploration Properties and other assets during the period.

The gain on sale of Chapada was impacted by the final settlement associated with the working capital delivery of $33.0 million on the sale, as anticipated, which decreased cash flows from investing activities.

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Details on capital expenditures by mine for each period can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended September 30, 2019, net cash flows used in financing activities included a net $800.8 million repayment of debt including the total outstanding balance on the revolving credit facility and approximately $415.0 million of certain of the Company's outstanding senior notes, as well as $33.6 million in interest payments and an expense of $35.0 million, representing the financing costs associated with the early redemption of certain of the senior notes. Regular interest payments in the third quarter of $33.6 million included interest for the second quarter of 2019, due to June 30, 2019, not being a business day, and consequently, having the interest payment fall into July. In the comparative quarter, net cash flows from financing activities were primarily comprised of a draw down on the revolving credit facility, partially offset by interest payments being normalized in the comparative quarter.

In the nine months ended September 30, 2019, net cash flows from financing activities included the items noted above, as well as a net drawdown of $90.0 million on the revolving credit facility. Net cash flows used in financing activities for the comparative period included a net draw down of an aggregate $205.0 million on the revolving credit facility and the repayment of certain tranches of the Company's senior notes.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt obligations, net of cash and cash equivalents, as follows:

As at, (In millions of US Dollars)	September 30, 2019	December 31, 2018
Shareholders’ equity	$4,210.2	$4,024.0
Debt	1,048.8	1,758.7
	5,259.0	5,782.7
Less: Cash and cash equivalents	(99.9)	(98.5)
	$5,159.1	$5,684.2

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2019, including the impact of IFRS 16 in capital and other financial commitments, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	57.6	190.7	528.3	282.8	1,059.4
Interest	50.7	93.1	58.2	42.0	244.0
Capital and other financial commitments	45.7	26.4	5.5	2.2	79.8
Decommissioning, restoration and similar liabilities	8.2	16.8	10.0	313.6	348.6
	$162.2	$327.0	$602.0	$640.6	$1,731.8
(i)Additionally, as at September 30, 2019, the Company had outstanding letters of credit totalling $67.2 million (C$89.1 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic, and $13.6 million representing guarantees for reclamation obligations relating to the Company's US properties.

OUTSTANDING SHARE DATA

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The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at, (thousands of units)	October 18, 2019	September 30, 2019
Common shares issued and outstanding	950,435	950,420
Share options outstanding	1,291	1,291
Restricted share units	2,454	2,447

7. ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2018. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the nine months ended September 30, 2019, except as noted below:

METAL PRICE RISK

$1,550
$1,450
$1,350
$1,250
$1,150
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19

Gold Price Two-Year Trend (LBMA p.m. price: USD per oz of gold)

Gold Price - Market Update

For the quarter ended September 30, 2019, spot gold prices averaged $1,474 per ounce, compared to $1,213 per ounce in the third quarter of 2018. Prices ranged between $1,389 and $1,546 per ounce during the third quarter of 2019. As at September 30, 2019, the closing price was $1,485 per ounce.

Gold prices moved sharply higher in the third quarter of 2019, reaching their highest levels in over six years. Lower rates across the globe, along with continued trade concerns between the US and China and growing levels of negative yielding debt globally contributed to the increase in prices. Easing monetary policies combined with many governments facing challenging fiscal situations and elevated levels of debt, should be supportive of gold over the longer term. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed and US Treasury yields, equity market volatility, developments on global trade and geopolitical concerns.

Central banks continue to be net buyers in 2019 with Russia, Turkey, Poland, and China being notable buyers. It is expected that central banks will continue to be net buyers for the foreseeable future as diversification remains key in order to mitigate risk from ongoing geopolitical and economic uncertainty. Global ETF holdings saw a sharp rise in total ounces held in the third quarter of 2019.

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The Company has entered into option contracts relating to 176,000 ounces of gold, to be produced in the fourth quarter of 2019. These contracts provide a minimum price of $1,427 per ounce and a maximum price of $1,600 per ounce.

CURRENCY RISK

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

During the three months ended September 30, 2019, compared to the same quarter of 2018, all currencies below weakened against the US Dollar:

	Average Exchange Rate						Period-end Exchange Rate
	For the three months ended September 30,			For the nine months ended September 30,			As at September 30,	As at December 31,
	2019	2018	% (i)	2019	2018	% (i)	2019	2018	% (i)
USD-CAD	1.3200	1.3066	1.0%	1.3300	1.2877	3.3%	1.3243	1.3637	-2.9%
USD-BRL	3.9700	3.9468	0.6%	3.8900	3.6034	8.0%	4.1644	3.8745	7.5%
USD-ARG	50.530	31.860	58.6%	44.5300	25.0700	77.6%	57.590	37.668	52.9%
USD-CLP	706.07	663.00	6.5%	685.67	629.22	9.0%	728.21	693.60	5.0%
(i)Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at September 30, 2019, the Company had zero-cost collar contracts, which allow the Company to participate in exchange rate movements between two strikes, as follows:

	Average call price (i)	Average put strike price (i)	Total (ii)
Brazilian Real to USD
October 2019 to December 2019	R$ 3.75	R$ 4.75	R$ 96.0 million
January 2020 to December 2020	R$ 3.90	R$ 4.45	R$ 59.7 million
(i)R$ = Brazilian Reais.
(ii)Evenly split by month.

As at September 30, 2019, the Company had forward contracts totalling CLP 15,480 million (approximately USD$21.5 million) at a weighted average Chilean Peso to US Dollar forward rate of CLP 652.42 per US Dollar. In October 2019, all outstanding contracts were settled.

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8. CONTINGENCIES

The Company is currently subject to litigation proceedings as disclosed in Note 19: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2018, with the exception of the application of certain new and amended IFRSs issued by the International Accounting Standards Board, which were effective from January 1, 2019. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2018, with the addition of judgement applied in assessing that the Chapada mine, which was classified as a divested group held for sale on April 15, 2019, did not meet the criteria in IFRS to be presented as a discontinued operation. Refer to Note 4: Divestiture to the Company's Condensed Consolidated Interim Financial Statements.

10. NON-GAAP PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•Cash Costs per GEO sold;
•All-in Sustaining Costs per GEO sold;
•Net Debt;
•Net Free Cash Flow; and
•Average Realized Price per ounce of gold/silver sold; and
•Average Realized Price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

For definitions and descriptions of the non-GAAP performance measures and additional subtotals in financial statements, refer to Section 11: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2018.

Reconciliation of Cost of Sales to Cash Costs and AISC

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Cash Cost & AISC (i) - Yamana Mines (iii) Reconciliation	For the three months ended September 30, 2019			For the three months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Yamana Mines	Other Mines and Copper	Total	GEO - Yamana Mines	Other Mines and Copper
Cost of sales excluding DDA (ii)	$163.4	$160.4	$3.0	$241.4	$161.9	$79.4
DDA (ii)	112.6	112.6	—	109.4	98.4	11.0
Total cost of sales	$276.0	$273.0	$3.0	$350.8	$260.3	$90.4
DDA		(112.6)			(98.4)
Treatment and refining charges		—			—
Total Cash Cost		$160.4			$161.9
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		22.9			17.7
Reclamation & remediation - accretion & amortization		5.5			3.7
Capital exploration		14.4			14.4
Exploration and study costs		(0.3)			1.4
Capitalized stripping & underground mine development		25.6			18.4
Other sustaining capital expenditures		12.4			18.1
Leases (IFRS 16 Adjustment)		5.0			—
Total AISC		$245.9			$235.5
Commercial GEO (i)		237,772			233,451
Cost of sales excl. DDA per GEO sold		$674			$694
DDA per GEO sold		$474			$422
Total cost of sales per GEO sold		$1,148			$1,115
Cash Cost per GEO sold		$674			$694
AISC per GEO sold		$1,034			$1,009

Cash Cost & AISC (i) - Total Yamana (iv) Reconciliation	For the three months ended September 30, 2019			For the three months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Total Yamana	Other Mines and Copper	Total	GEO - Total Yamana	Other Mines and Copper
Cost of sales excluding DDA (ii)	$163.4	$161.0	$2.4	$241.4	$197.1	$44.3
DDA (ii)	112.6	112.6	—	109.4	100.5	8.9
Total cost of sales	$276.0	$273.5	$2.4	$350.8	$297.6	$53.1
DDA		(112.6)			(100.5)
Treatment and refining charges		—			1.1
Total Cash Cost		$161.0			$198.2
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		23.0			18.1
Reclamation & remediation - accretion & amortization		5.5			4.7
Capital exploration		14.5			16.5
Exploration and study costs		(0.3)			1.5
Capitalized stripping & underground mine development		25.6			21.8
Other sustaining capital expenditures		12.5			19.7
Leases (IFRS 16 Adjustment)		5.0			—
Total AISC		$246.8			$280.5
Commercial GEO (i)		237,437			283,942
Cost of sales excl. DDA per GEO sold		$678			$694
DDA per GEO sold		$474			$354
Total cost of sales per GEO sold		$1,152			$1,048
Cash Cost per GEO sold		$678			$698
AISC per GEO sold		$1,039			$988

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Cash Cost & AISC (i) - Yamana Mines (iii) Reconciliation	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Yamana Mines	Other Mines and Copper	Total	GEO - Yamana Mines	Other Mines and Copper
Cost of sales excluding DDA (ii)	$613.4	$502.6	$88.5	$743.8	$435.6	$308.2
DDA (ii)	352.7	339.9	10.4	307.4	256.6	50.8
Total cost of sales	$966.0	$842.5	$98.9	$1,051.2	$692.2	$359.0
DDA		(339.9)			(256.6)
Treatment and refining charges		0.7			0.0
Total Cash Cost		$503.3			$435.6
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		57.7			50.0
Reclamation & remediation - accretion & amortization		17.3			11.1
Capital exploration		39.1			34.6
Exploration and study costs		3.3			5.6
Capitalized stripping & underground mine development		63.6			59.8
Other sustaining capital expenditures		31.3			32.6
Leases (IFRS 16 Adjustment)		12.9			—
Total AISC		$728.5			$629.3
Commercial GEO (i)		732,102			615,234
Cost of sales excl. DDA per GEO sold		$687			$708
DDA per GEO sold		$464			$417
Total cost of sales per GEO sold		$1,151			$1,125
Cash Cost per GEO sold		$687			$708
AISC per GEO sold		$995			$1,023

Cash Cost & AISC (i) - Total Yamana (iv) Reconciliation	For the nine months ended September 30, 2019			For the nine months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	GEO - Total Yamana	Other Mines and Copper	Total	GEO - Total Yamana	Other Mines and Copper
Cost of sales excluding DDA (ii)	$613.4	$522.4	$91.0	$743.8	$539.5	$204.3
DDA (ii)	352.7	342.3	10.4	307.4	279.2	28.2
Total cost of sales	$966.0	$864.7	$101.4	$1,051.2	$818.7	$232.5
DDA		(342.3)			(279.2)
Treatment and refining charges		2.4			3.5
Total Cash Cost		$524.7			$543.0
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		57.8			51.7
Reclamation & remediation - accretion & amortization		17.8			14.3
Capital exploration		39.4			41.7
Exploration and study costs		3.5			5.9
Capitalized stripping & underground mine development		67.8			68.3
Other sustaining capital expenditures		32.0			36.2
Leases (IFRS 16 Adjustment)		13.2			—
Total AISC		$756.2			$761.0
Commercial GEO (i)		781,840			767,856
Cost of sales excl. DDA per GEO sold		$668			$703
DDA per GEO sold		$438			$364
Total cost of sales per GEO sold		$1,106			$1,066
Cash Cost per GEO sold		$671			$707
AISC per GEO sold		$967			$991

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Cash Cost & AISC (i) - Operating Segments Reconciliation		For the three months ended September 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$163.4	$50.1	$21.6	$31.2	$39.3	$18.1	$3.1
DDA (ii)	112.6	32.9	14.8	27.3	25.3	10.3	2.0
Total cost of sales	$276.0	$83.1	$36.4	$58.5	$64.6	$28.4	$5.1
DDA		(32.9)	(14.8)	(27.3)	(25.3)	(10.3)
Treatment and refining charges		—	—	—	—	—
Total Cash Cost		$50.1	$21.6	$31.2	$39.3	$18.1
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		0.8	0.3	1.1	—	—
Reclamation & remediation - accretion & amortization		2.2	0.7	0.8	0.6	1.2
Capital exploration		0.1	1.5	5.1	5.7	2.1
Exploration and study costs		—	—	—	—	—
Capitalized stripping & underground mine development		6.4	4.5	4.8	7.1	2.8
Other sustaining capital expenditures		8.0	2.2	1.1	1.4	0.3
Leases (IFRS 16 Adjustment)		0.1	1.2	1.2	1.4	0.6
Total AISC		$67.8	$32.0	$45.2	$55.6	$25.1
Commercial GEO (i)		82,467	39,675	41,749	56,974	16,908
Cost of sales excl. DDA per GEO sold		$608	$544	$748	$690	$1,069
DDA per GEO sold		$399	$373	$654	$443	$609
Total cost of sales per GEO sold		$1,007	$917	$1,402	$1,134	$1,677
Cash Cost per GEO sold		$608	$544	$748	$690	$1,069
AISC per GEO sold		$822	$807	$1,084	$977	$1,485

Cash Cost & AISC (i) - Operating Segments Reconciliation		For the three months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$241.4	$49.9	$22.8	$28.0	$41.3	$20.0	$79.4
DDA (ii)	109.4	36.1	8.1	19.6	23.6	9.4	$12.6
Total cost of sales	$350.8	$86.0	$30.9	$47.6	$64.9	$29.4	$92.0
DDA		(36.1)	(8.1)	(19.6)	(23.6)	(9.4)
Treatment and refining charges		—	—	—	—	—
Total Cash Cost		$49.9	$22.8	$28.0	$41.3	$20.0
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		1.3	0.2	0.4	—	0.2
Reclamation & remediation - accretion & amortization		1.3	0.6	0.1	0.7	1.0
Capital exploration		0.9	1.3	3.5	5.5	3.3
Exploration and study costs		—	0.1	—	—	—
Capitalized stripping & underground mine development		5.0	4.5	1.4	5.4	2.1
Other sustaining capital expenditures		5.9	3.8	4.1	1.9	1.5
Leases (IFRS 16 Adjustment)		—	—	—	—	—
Total AISC		$64.2	$33.3	$37.5	$54.8	$28.1
Commercial GEO (i)		89,354	35,356	41,685	45,504	21,552
Cost of sales excl. DDA per GEO sold		$558	$645	$672	$908	$927
DDA per GEO sold		$405	$230	$469	$518	$437
Total cost of sales per GEO sold		$962	$875	$1,141	$1,425	$1,364
Cash Cost per GEO sold		$558	$645	$672	$908	$927
AISC per GEO sold		$719	$942	$898	$1,205	$1,302

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Cash Cost & AISC (i) - Operating Segments Reconciliation		For the nine months ended September 30, 2019
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$613.4	$145.8	$71.5	$116.7	$117.7	$50.8	$110.9
DDA (ii)	352.7	100.5	44.7	92.2	70.2	26.9	$18.2
Total cost of sales	$966.0	$246.4	$116.2	$208.9	$187.9	$77.7	$129.1
DDA		(100.5)	(44.7)	(92.2)	(70.2)	(26.9)
Treatment and refining charges		—	—	0.7	—	—
Total Cash Cost		$145.8	$71.5	$117.4	$117.7	$50.8
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		2.9	1.0	3.6	0.3	0.2
Reclamation & remediation - accretion & amortization		6.8	2.7	2.6	1.8	3.4
Capital exploration		0.7	3.6	12.3	15.3	7.1
Exploration and study costs		0.1	0.1	—	—	—
Capitalized stripping & underground mine development		13.0	12.6	9.3	20.1	8.5
Other sustaining capital expenditures		18.7	3.8	2.3	3.0	0.9
Leases (IFRS 16 Adjustment)		0.4	3.5	2.9	4.4	1.7
Total AISC		$188.4	$98.7	$150.5	$162.6	$72.8
Commercial GEO (i)		246,177	115,849	167,387	147,679	55,009
Cost of sales excl. DDA per GEO sold		$592	$617	$697	$797	$924
DDA per GEO sold		$408	$386	$551	$475	$489
Total cost of sales per GEO sold		$1,001	$1,003	$1,248	$1,273	$1,413
Cash Cost per GEO sold		$592	$617	$701	$797	$924
AISC per GEO sold		$765	$852	$899	$1,101	$1,323

Cash Cost & AISC (i) - Operating Segments Reconciliation		For the nine months ended September 30, 2018
(In millions of US Dollars except GEO and per GEO amounts)	Total	Malartic GEO	Jacobina GEO	Cerro Moro GEO	El Peñón GEO	Minera Florida GEO	Corp. Office, Other Mines & Copper
Cost of sales excluding DDA (ii)	$743.8	$147.9	$71.9	$28.0	$130.6	$57.2	$308.2
DDA (ii)	307.4	103.1	25.7	19.6	66.7	28.9	$63.4
Total cost of sales	$1,051.2	$250.9	$97.6	$47.6	$197.3	$86.1	$371.6
DDA		(103.1)	(25.7)	(19.6)	(66.7)	(28.9)
Treatment and refining charges		—	—	—	—	—
Total Cash Cost		$147.9	$71.9	$28.0	$130.6	$57.2
AISC Adjustments:
Corporate or regional G&A costs, including share-based remuneration		3.5	0.5	0.4	0.2	0.7
Reclamation & remediation - accretion & amortization		3.7	2.1	0.1	2.3	2.9
Capital exploration		3.6	4.2	3.5	13.2	10.1
Exploration and study costs		0.1	0.1	—	—	—
Capitalized stripping & underground mine development		19.5	11.3	1.8	19.8	7.4
Other sustaining capital expenditures		15.6	4.6	3.7	4.7	2.7
Leases (IFRS 16 Adjustment)		—	—	—	—	—
Total AISC		$193.9	$94.7	$37.5	$170.7	$81.1
Commercial GEO (i)		260,297	106,846	41,685	148,839	57,567
Cost of sales excl. DDA per GEO sold		$568	$673	$672	$877	$994
DDA per GEO sold		$396	$240	$470	$448	$501
Total cost of sales per GEO sold		$964	$914	$1,141	$1,326	$1,495
Cash Cost per GEO sold		$568	$673	$672	$877	$994
AISC per GEO sold		$745	$887	$898	$1,147	$1,409
(i)GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 86.79 and 86.18 for the three and nine months ended September 30, 2019, respectively, and 78.00 and 78.62 for the three and nine months ended September 30, 2018, respectively.
(ii)Cost of sales excluding DDA includes the impact of the movement in inventory (non-cash item). Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 5: Segment Information to the Company's Condensed Consolidated Interim Financial Statements. Other Mines includes Brio and Gualcamayo for the comparative period.
(iii)Yamana Mines includes those mines in the Company's portfolio as of September 30, 2019: Canadian Malartic, Jacobina, Cerro Moro, El Peñón and Minera Florida.
(iv)Total Yamana includes Yamana Mines; and Chapada, and Gualcamayo, which were divested in July 2019 and December 2018, respectively.

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NET DEBT

As at, (In millions of US Dollars)	September 30, 2019	December 31, 2018
Debt
Non-current portion	$991.2	$1,756.8
Current portion	57.6	1.9
Total debt	$1,048.8	$1,758.7
Less: Cash and cash equivalents	(99.9)	(98.5)
Net Debt	$948.9	$1,660.2

NET FREE CASH FLOW

A reconciliation of Net Free Cash Flow is included in Section 1: Highlights and Relevant Updates.

AVERAGE REALIZED METAL PRICES

For the three months ended September 30,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$357.8	$309.8	$43.2	$4.8	$424.7	$314.4	$28.8	$81.5
Treatment and refining charges of concentrate	—	—	—	—	7.7	1.1	—	6.6
Metal price adjustments related to concentrate revenue	(3.9)	(1.5)	(1.5)	(0.8)	(4.3)	0.2	—	(4.5)
Other adjustments	—	—	—	—	(0.1)	(0.1)	—	—
Gross revenue	$353.9	$308.3	$41.7	$4.0	$428.0	$315.6	$28.8	$83.6

Commercial gold/silver ounces, million pounds of copper sold		209,207	2,437,575	2.1		260,217	1,899,642	28.6
Revenue per gold/silver ounce, pound of copper sold		$1,481	$17.73	$2.35		$1,208	$15.16	$2.85
Average Realized Price per gold/silver ounce, pound of copper sold		$1,473	$17.10	$2.00		$1,213	$15.16	$2.93

For the nine months ended September 30,	2019				2018
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$1,228.4	$936.8	$129.0	$162.6	$1,315.1	$1,009.5	$62.9	$242.7
Treatment and refining charges of concentrate	13.1	1.8	0.6	10.7	24.5	3.4	—	21.1
Metal price adjustments related to concentrate revenue	(9.7)	(5.5)	(1.9)	(2.3)	4.0	0.7	—	3.3
Other adjustments	—	—	—	—	0.4	0.4	—	—
Gross revenue	$1,231.8	$933.1	$127.7	$171.0	$1,344.0	$1,014.0	$62.9	$267.1

Commercial gold/silver ounces, million pounds of copper sold		688,275	8,073,879	59.7		790,794	3,935,785	88.0
Revenue per gold/silver ounce, pound of copper sold		$1,361	$15.98	$2.72		$1,277	$15.98	$2.76
Average Realized Price per gold/silver ounce, pound of copper sold		$1,356	$15.81	$2.86		$1,282	$15.98	$3.03

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11. DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes:

•Maintaining records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended September 30, 2019, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will
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succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between September 30, 2019, and December 31, 2018, and results of operations for the periods ended September 30, 2019, and September 30, 2018.

This Management’s Discussion and Analysis has been prepared as of October 24, 2019. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and nine months ended September 30, 2019 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2018, as well as the most recent Annual Information Form for the year ended December 31, 2018 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2018 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, results of feasibility studies, repayment of debt or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis has been reviewed and approved by Sébastien Bernier (Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2018 and other continuous disclosure documents filed by the Company since January 1, 2019 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws contained in Industry Guide 7. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) contained in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, issuers reporting pursuant to Industry Guide 7 report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies reporting pursuant to Industry Guide 7.

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